08002483

RECEIVED

2008 MAY 13 A 9:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

2nd May 2008

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

SUPPL

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Announcement dated 30 April 2008 and Interim Report 2007/2008 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

Encl.
AC/kh

PROCESSED
MAY 15 2008 E
THOMSON REUTERS

dw 5/13

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(Stock Code : 0017)

New World China Land Limited
新世界中國地產有限公司
(incorporated in the Cayman Islands with limited liability)
(Stock Code: 0917)

CONNECTED TRANSACTION
DISPOSAL OF INTERESTS IN
FUNG SENG ESTATE DEVELOPMENT (SHANGHAI) CO., LTD.

The respective board of directors of NWD and NWC announced that on 30th April 2008, NWDC, a direct wholly-owned subsidiary of NWC, entered into a sale and purchase agreement with Golden Dragon whereby NWDC agreed to sell and Golden Dragon agreed to acquire the Fung Seng Interest for a consideration of HK$143,330,411.

As at the date of the Agreement, Golden Dragon is wholly-owned by Mr. Doo, who is a connected person of NWD and NWC. As such, Golden Dragon is regarded as an associate of a connected person of NWD and NWC under the Listing Rules. Accordingly, the entering into the Agreement constitutes a connected transaction of NWC under the Listing Rules.

As at the date of this announcement, NWD held approximately 70% attributable interest in the issued share capital of NWC, the entering into the Agreement by NWDC also constitutes a connected transaction of NWD under the Listing Rules.

As each of the applicable percentage ratio calculated in accordance with Rule 14.07 of the Listing Rules in respect of the Agreement is more than 0.1% but less than 2.5%, the transaction contemplated under the Agreement is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from independent shareholders' approval requirement under the Listing Rules.

RECEIVED
2008 MAY 13 A 9:2
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AGREEMENT DATED 30TH APRIL 2008 RELATING TO THE DISPOSAL OF THE FUNG SENG INTEREST

Parties:

Vendor : NWDC, a wholly-owned subsidiary of NWC

Purchaser : Golden Dragon, a wholly-owned company of Mr. Doo

The disposal

Pursuant to the Agreement, NWDC has agreed to dispose of and Golden Dragon has agreed to acquire the Fung Seng Interest, representing 100% equity interest in Fung Seng.

Fung Seng

Fung Seng is a wholly foreign owned enterprise incorporated in the PRC with registered capital of USD10 million and is a wholly-owned subsidiary of NWDC as at the date of the Agreement. Pursuant to the Participation Agreement, NWDC granted to Stanley a participating interest, representing 30% of NWDC's total interest in the property projects undertaken by Fung Seng whereby Stanley was entitled to 30% of the returns received by NWDC in respect of its interest in Fung Seng in return Stanley agreed to contribute 30% of the development costs incurred or expended by NWDC in connection with the property projects undertaken by Fung Seng. On the date of the Agreement, NWDC and Stanley unconditionally agreed to terminate the Participation Agreement subject to completion of the Agreement.

Fung Seng is a property holding company and the remaining property held is a 4-storey building at 1408 Huaihaizhong Road, Xuhui District, Shanghai City, the PRC ("the remaining property"), with a total gross floor area of approximately 794 square metres which has been held for office use but is now vacant.

The unaudited net asset value of Fung Seng as at 31st December 2007 was HK$106,603,189. The unaudited net profit (both before and after taxation and extraordinary items) of Fung Seng for the year ended 30th June 2006 was HK$575,870. The unaudited net profit before and after taxation and extraordinary items of Fung Seng for the year ended 30th June 2007 was HK$26,137,385 and HK$25,714,410, respectively. The unaudited management accounts of Fung Seng have been prepared in accordance with the accounting principles generally accepted in Hong Kong.

Consideration and payment

The consideration receivable by NWDC pursuant to the Agreement was HK$143,330,411 and will be settled in cash upon completion of the Agreement.

The consideration was determined by reference to the market value of the remaining property amounting to RMB42.9 million as at 31st March 2008 and the unaudited net asset value of Fung Seng as at 31st March 2008 amounting to approximately HK$113.2 million of which the book cost of the remaining property carried at approximately HK$7.5 million. The consideration amounting to approximately HK$143.3 million was determined based on the then adjusted unaudited net asset value of Fung Seng taking into account of the after tax revaluation surplus of approximately HK$30 million of the remaining property. An estimated gain on disposal, which is calculated as the difference between the consideration and the unaudited net asset value of Fung Seng as at 31st March 2008, in the amount of approximately HK$30 million will arise, of which NWDC and Stanley will be entitled as to 70% and 30%, respectively in accordance with the Participation Agreement. The sale proceeds from the disposal of the Fung Seng Interest will be applied by NWC to finance its general working capital.

Completion of the Agreement

The Agreement will be completed upon completion of the registration of the transfer of the legal title of the Fung Seng Interest to Golden Dragon. Upon completion of the Agreement, Fung Seng will cease to be a subsidiary of NWD and NWC.

REASON FOR THE TRANSACTION

The respective board of directors of NWD and NWC believes that the disposal of the Fung Seng Interest is in line with NWC's strategy to realize its investments at suitable opportunity.

The terms of the Agreement are arrived at after arm's length negotiation between the parties thereto. The directors (including the independent non-executive directors) of NWD and NWC consider that the Agreement is on normal commercial terms and is fair and reasonable so far as their respective companies and shareholders are concerned and the Agreement is in the interest of NWD and NWC.

INFORMATION RELATING TO NWD AND NWC

The core businesses of NWD include property, infrastructure, hotel operation, department store operation, services as well as telecommunications and technology. NWC is principally engaged in property development, property related investment as well as rental and hotel operation in the PRC.

INFORMATION RELATING TO GOLDEN DRAGON

Golden Dragon is principally engaged in investment holding.

CONNECTED TRANSACTION

As at the date of the Agreement, Golden Dragon is wholly-owned by Mr. Doo. As such, Golden Dragon is regarded as an associate of a connected person of NWD and NWC under the Listing Rules. Accordingly, the entering into the Agreement constitutes a connected transaction of NWC under the Listing Rules. As at the date of this announcement, NWD held approximately 70% attributable interest in the issued share capital of NWC, the entering into the Agreement by NWDC also constitutes a connected transaction of NWD under the Listing Rules.

As each of the applicable percentage ratio calculated in accordance with Rule 14.07 of the Listing Rules in respect of the Agreement is more than 0.1% but less than 2.5%, the transaction contemplated under the Agreement is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from independent shareholders' approval requirement under the Listing Rules.

TERMS USED IN THIS ANNOUNCEMENT

Unless the context otherwise requires, capitalized terms used in this announcement shall have the following meanings:

"Agreement"	an agreement dated 30th April 2008 entered into between Golden Dragon as purchaser and NWDC as vendor relating to the sale and purchase of the Fung Seng Interest
"Fung Seng"	Fung Seng Estate Development (Shanghai) Co., Ltd. 豐盛地產發展(上海)有限公司, a company incorporated in the PRC

"Fung Seng Interest"	the 100% interest in Fung Seng
"Golden Dragon"	Golden Dragon Corporation Limited, a company incorporated in Hong Kong and is wholly-owned by Mr. Doo
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Mr. Doo"	Mr. Doo Wai-hoi, William, an executive director of NWC and is the beneficial owner of several corporate substantial shareholders of certain subsidiaries of NWC. Mr. Doo is the son-in-law of Dato' Dr. Cheng Yu-tung (director of NWD), the brother-in-law of Dr. Cheng Kar-shun, Henry and Mr. Cheng Kar-shing, Peter (directors of NWD and NWC), and the uncle of Mr. Cheng Chi-kong, Adrian (director of NWD and NWC)
"NWC"	New World China Land Limited, a company incorporated in the Cayman Islands, the shares of which are listed on The Stock Exchange of Hong Kong Limited
"NWD"	New World Development Company Limited, a company incorporated in Hong Kong, the shares of which are listed on The Stock Exchange of Hong Kong Limited
"NWDC"	New World Development (China) Limited, a company incorporated in Hong Kong and is wholly-owned by NWC
"Participation Agreement"	the participation agreement dated 28th June 1995 entered into between NWDC and Stanley relating to Fung Seng, as amended by the supplemental agreements dated 28th June 1999, 14th March 2003 and 17th March 2003
"PRC"	the People's Republic of China
"Stanley"	Stanley Enterprises Limited, a company incorporated in the British Virgin Islands and is wholly-owned by Mr. Doo
"%"	per cent.

By order of the board of
New World Development Company Limited
Leung Chi-kin, Stewart
Company Secretary

By order of the board of
New World China Land Limited
Ngan Man-ying, Lynda
Company Secretary

Hong Kong, 30th April 2008

As at the date of this announcement, the board of directors of NWD comprises (a) six executive directors, namely Dato' Dr. Cheng Yu-tung, Dr. Cheng Kar-shun, Henry, Dr. Sin Wai-kin, David, Mr. Liang Chong-hou, David, Mr. Leung Chi-kin, Stewart and Mr. Cheng Chi-kong, Adrian; (b) four non-executive directors, namely Lord Sandberg, Michael, Mr. Cheng Kar-shing, Peter, Mr. Chow Kwai-cheung and Mr. Liang Cheung-biu, Thomas; and (c) four independent non-executive directors, namely Mr. Yeung Ping-leung, Howard, Dr. Cha Mou-sing, Payson (alternate director to Dr. Cha Mou-sing, Payson: Mr. Cha Mou-zing, Victor), Mr. Ho Hau-hay, Hamilton and Mr. Lee Luen-wai, John.

As at the date of this announcement, the board of directors of NWC comprises (a) nine executive directors, namely Dr. Cheng Kar-shun, Henry, Mr. Doo Wai-hoi, William, Mr. Cheng Kar-shing, Peter, Mr. Cheng Chi-kong, Adrian, Mr. Leung Chi-kin, Stewart, Mr. Chow Kwai-cheung, Mr. Chow Yu-chun, Alexander, Mr. Fong Shing-kwong, Michael and Ms. Ngan Man-ying, Lynda; (b) a non-executive director, namely Mr. Fu Sze-shing; and (c) three independent non-executive directors, namely Mr. Cheng Wai-chee, Christopher, Mr. Tien Pei-chun, James and Mr. Lee Luen-wai, John.

END